ARIS



APR 7 2003

1-12575

2002

P.E 12.31.02

Utah Medical Products, Inc.

Utah Medical Products, Inc., with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.



30
20
10
0
98
99
00
01
02

NET SALES
in millions of dollars



9
6
3
98
00
02

OPERATING PROFITS
in millions of dollars



6
4
2
0

NET PROFITS
in millions of dollars



60
50
40
30
01
02

GROSS PROFIT MARGINS
percent of sales



98
99
02

EARNINGS PER SHARE
in dollars

Five-year Summary of Operations

(In thousands, except per share data)

	2002	2001	2000	1999	1998
Net sales	$ 27,361	$ 26,954	$ 27,193	$ 29,444	$ 27,677
Net income	7,165	5,934	5,373	5,468	4,858
Total assets	23,387	23,572	25,423	27,756	31,968
Long-term debt	4,956	2,501	10,000	5,934	3,093
Stockholders' equity	15,722	18,207	12,347	18,789	26,017
Earnings per common share (diluted)	$ 1.36	$ 1.14	$ .90	$ .76	$ .59
Weighted average common shares (diluted)	5,263	5,210	5,978	7,197	8,273

Quarterly Income Statement Summaries

(In thousands, except per share data)

	Net Sales	Gross Margin	Net Income	Earnings Per Share
2002				
Fourth Quarter	$ 6,854	$ 3,951	$ 1,785	$ .35
Third Quarter	7,005	4,079	1,883	.36
Second Quarter	6,800	3,917	1,785	.33
First Quarter	6,705	3,816	1,712	.32
2001				
Fourth Quarter	$ 6,802	$ 3,812	$ 1,531	$ .29
Third Quarter	6,791	3,896	1,532	.29
Second Quarter	6,794	3,921	1,481	.29
First Quarter	6,567	3,763	1,391	.27
2000				
Fourth Quarter	$ 6,690	$ 3,752	$ 1,354	$ .27
Third Quarter	6,882	3,829	1,410	.23
Second Quarter	6,956	3,873	1,383	.22
First Quarter	6,666	3,671	1,226	.19

To Our Stockholders

Utah Medical Products, Inc. (UTMD) concluded a remarkable year in 2002. Financially, the Company achieved profitability records in average gross profit margin, operating profit margin and net profit margin, leading to another year of 20% growth in earnings per share (EPS). For the last five consecutive years, UTMD's EPS have grown at a compounded rate of 22% per year.

Aiding our remarkable year, the Company's sales increased after two consecutive years of declining sales in a difficult market environment. The increase was led by international demand which was up 10% compared to 2001, reflecting a weaker U.S. dollar causing UTMD's products to be more price competitive in foreign markets. Domestically, sales of medical devices to hospitals, clinics and physician office practices increased slightly despite continued restrictive hospital group (GPO) buying practices for most of the year. Unfortunately, 2002 domestic OEM sales, sales of components to other U.S. companies, declined 18% in concert with the general economic recession.

For additional financial details, shareholders may wish to access UTMD's January 23, 2003 press release reporting audited 2002 financial results via the Company's website www.utahmed.com, the MD&A section of this report or UTMD's SEC Form 10-K.

Another remarkable event was the January 2002 jury verdict followed by a September infringement judgment and permanent injunction against the Tyco/Kendall•LTP 4000 Softrans® Intrauterine Pressure Catheter, after more than five years of time-consuming and expensive litigation. Despite the $23 million in damages and interest awarded to UTMD, which will be received if we prevail after Tyco's appeal to a higher court, the significance of the event is re-establishing UTMD's identity as the inventor of this important technology which has significantly changed physician interventional decision-making during active labor in higher risk deliveries. At the time of the jury decision, Tyco had exclusive supply agreements with Premier, Novation and other major hospital GPOs representing over 60% of all U.S. births, excluding UTMD's patented Intran® Plus to the benefit of Tyco's infringing copy.

Perhaps the most remarkable event, spurred by investigative reporting of the *New York Times* and a hearing of the U.S. Senate Judiciary Subcommittee on Antitrust in April 2002, was the mandated adoption of codes of conduct by hospital GPOs which prohibit "bundling" of physician preference products with unrelated products, as well as prohibit other anti-competitive practices and conflicts of interest. Previous GPO bundling practices penalized hospital members that didn't purchase a high percentage of unrelated products from a single supplier. Now, if member hospitals honor the codes of conduct adopted by the GPOs, which to date is uncertain, this will represent a "sea change" event in purchasing practices of U.S. hospitals, and a reopening of the market to small, innovative companies which have historically been primarily responsible for the advance in quality of care in our country with respect to medical devices. When the Senate Judiciary Antitrust Subcommittee released their 2003 agenda in late February, the GPO code of conduct issue was on the top of the list. The agenda also included revisiting certain antitrust exemptions enjoyed by GPOs in concert with large companies in the medical device/hospital supplies industry which are not allowed in any other industry in the U.S. In the last few months, UTMD has been added as a supplier and/or has been asked to submit a proposal to be included as a supplier on contract for its specialty products for the critical care of mothers and their babies by a number of the largest U.S. GPOs. Depending on the terms which include administrative fees paid to the GPO as a percentage of sales, the GPO contracts may not be in UTMD shareholders' interest or hospitals' interests if physicians have the option to select "physician-preference" products off-contract. When such an option exists, UTMD has proven it can be successful without the expense of a GPO contract. Ultimately, the healthcare consumer does pay for the financial fees charged by GPOs, and does realize the healthcare impact of the products used.

In the past, UTMD management has shunned revenue growth for growth's sake, preferring to grow shareholder value in the most efficient and least risky way possible. The result since the end of 1998 is an approximate tripling of stock value. During that same period of time, all of the major stock indices substantially declined. In 2003, UTMD management intends to continue to increase profitability performance at the same time it expects growth in sales of UTMD's established products. As the U.S. hospital marketplace becomes more open to smaller companies, it will be an opportune time for UTMD to increase investment in new product development as well as acquisition of new products from other companies, in order to renew revenue growth.

With respect to recent corporate responsibility initiatives, I believe that UTMD has a history of being forthright and clear in its communications with investors. We sincerely wish to retain the confidence of investors in the validity of our numbers. Our Audit Committee is comprised solely of outside directors of the Company. The committee members met with the auditors in January for a thorough and careful review of the audit results. The auditors reported to the committee members that in independently testing management's estimates, they had received complete accessibility to all requested data and, based on cross-checking certain key facts with other employees, had confirmed the accuracy of management's information. Where UTMD has had a choice of accounting methods to use, it has consistently chosen a conservative approach. In addition, I would like to affirm that I understand shareholders rely on senior management to be aware of what is going on inside our business, and would like to assure you that I accept that responsibility.

With regard to recent publicity regarding accounting for stock options, the phrase "expensing of stock options" has a nice ring to it, but in practice requires someone to forecast a future price for the stock. Who can claim (especially in light of the last ten years' run of the market) that this forecast can be made with any accuracy? We believe that what we report now, that is, the options outstanding, their dilutive effect, the total shares outstanding, and the policies governing the issuance of additional options are sufficient data for the intelligent investor. A long-term incentive such as stock options has created a stable, committed workforce at UTMD, which is in our shareholders' interest. In addition, management has demonstrated with share repurchase programs that it is attentive to not diluting shareholders' interest.

Thank you for being a UTMD shareholder!



Kevin L. Cornwell
Chairman & CEO

Consolidated Balance Sheet

(In thousands)

December 31,	2002	2001
Assets		
Current assets:		
Cash	$ 285	$ 370
Accounts receivable, net *(note 2)*	3,093	3,585
Inventories *(note 2)*	3,478	3,248
Prepaid expenses and other current assets	502	155
Deferred income taxes *(note 6)*	399	515
Total current assets	7,757	7,873
Property and equipment, net *(note 3)*	8,890	8,877
Other assets, net *(note 2)*	6,740	6,822
Total	$ 23,387	$ 23,572
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 631	$ 457
Accrued expenses *(note 2)*	1,688	2,017
Total current liabilities	2,319	2,474
Note payable *(note 4)*	4,956	2,501
Deferred income taxes *(note 6)*	390	390
Total liabilities	7,665	5,365
Commitments and contingencies *(notes 5 and 9)*	—	—
Stockholders' equity:		
Preferred stock $.01 par value; authorized 5,000 shares; no shares issued or outstanding	—	—
Common stock $.01 par value; authorized 50,000 shares; issued 4,443 shares in 2002 and 5,029 shares in 2001	44	50
Cumulative foreign currency translation adjustment	(1,115)	(1,816)
Retained earnings	16,793	19,973
Total stockholders' equity	15,722	18,207
Total	$ 23,387	$ 23,572

See accompanying notes to consolidated financial statements.

Management's Discussion and Analysis

of Financial Condition and Results of Operations

The following comments should be read in conjunction with accompanying financial statements. Dollar amounts are in thousands except per-share amounts and where noted.

Productivity of Assets and Working Capital

ASSETS – Year-ending 2002 total assets were almost the same in all categories as 2001. Because total assets were slightly lower ($185) and sales activity increased 2% relative to 2001, UTMD continued to increase its total asset turns from 1.1 to 1.2, which helped 2002 return on average shareholders' equity (ROE). Ending 2002, current assets declined $116 as a result of substantially reduced receivables ($492) which more than offset higher inventories. Net fixed assets increased $13 despite depreciation of $1,090 that exceeded new purchases of $517 because the U.S. dollar (USD) value of the Company's existing assets in Ireland increased due to currency conversion from EURO to USD. Net intangible assets declined $82 from amortization of patents and other intellectual property. After 2002 adoption of FASB Rule No. 142, UTMD suspended amortizing goodwill from acquisitions which in 2001 resulted in a $569 decrease in intangible assets. Year-ending 2002 and 2001 net intangible assets were 29% of total assets. In 2003, asset turns are expected to benefit from projected sales growth while working capital remains about the same, excluding cash. Depreciation of fixed assets should continue to exceed purchases. Net intangible assets will not materially change, absent a new acquisition or a determination that current goodwill is impaired. Cash accumulation which results from operations and/or receipt of damages from Tyco may reduce asset turns in the absence of a new acquisition or share repurchases. Management targets 2003

Management's Discussion and Analysis, continued

total asset turns (excluding cash accumulation) at or higher than 2002 in order to not negatively affect ROE.

Net Property, Plant and Equipment (PP&E) in the U.S., due to depreciation in excess of acquisitions, decreased $452, while in Ireland increased $465, despite no significant new Ireland purchases and depreciation expense of $293. With higher consolidated sales and constant PP&E in USD terms, 2002 PP&E turns increased to 3.1 from 3.0. The current book value of consolidated PP&E is 38% of acquisition cost. Management believes PP&E to be in good working order and capable of supporting increased sales activity. As a result, going forward, financial performance should be enhanced by lower rates of depreciation and continuing higher PP&E turns.

Under FASB Statement No. 142, which UTMD adopted in 2002, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. UTMD's future income statement performance would only be affected in the case of impairment. The goodwill on UTMD's balance sheet is the result of two acquisitions in 1997 and 1998 which were made in cash at conservative valuations. As of December 31, 2001, the goodwill on the balance sheet had been reduced by 27% from the acquisition price, as a result of UTMD using previous GAAP for the purchase method of acquisition accounting. The acquired Gesco neonatal products and CMI continue to be viable parts of UTMD's overall business activities, representing 22% of total sales in 2002. Net goodwill on the December 31, 2002 balance sheet is 23% of 2002 sales. UTMD does not expect its goodwill intangible assets to become impaired in the foreseeable future.

Average inventory turns decreased in 2002 to 3.4 from 3.7 because of UTMD's decision to build Intran® Plus inventory to be properly prepared for anticipated increased demand as a result of the injunction against Tyco/Kendall•LTP for its infringing product, and the possibility of better access to physicians in hospitals as a result of new GPO codes of conduct prohibiting bundling of "physician preference" products with unrelated products. Management continues to target 4.0 average inventory turns as its objective, and believes inventory turns will improve in 2003. Year-ending 2002 accounts receivable (A/R) balances declined 14%. Calculated average days in A/R at 41 on December 31, 2002, based on 4Q 2002 shipment activity, were well within management's objective of 55 days. A/R over 90 days from invoice date were about 7% of total A/R at year end, compared to 6% at year-end 2001. The Company believes these older A/R are collectible or within its reserve balances for uncollectible accounts.

Working capital at year-end 2002 was the same as year-end 2001 at $5.4 million because current assets and current liabilities both decreased by $0.1 million. UTMD's current ratio improved to 3.3 from 3.2. Excluding use of cash for acquisitions or share repurchases, UTMD expects that 2003 working capital will increase as a result of cash generated from operations after bank debt is repaid.

LIABILITIES – In the three years 2000-2002, UTMD's total liabilities and total debt ratio have been driven by the timing of debt incurred for financing share repurchases, not in providing cash to operate its business. Except for the Oregon facility involved as part of the 1997 CMI acquisition and a portion of UTMD's Midvale parking lot, the Company generally owns its PP&E assets. PP&E assets are dominated by Utah and Ireland manufacturing facilities, molds,



98 99 00 01 02
TOTAL ASSETS ($ million)
AVERAGE TURNS (number of times)
NET PP&E ($ million)
AVERAGE TURNS (number of times)
AVERAGE INVENTORY ($ million)
AVERAGE TURNS (number of times)
YEAR-END A/R ($ million)
A/R AGING DAYS (4th quarter base)
YEAR-END WORKING CAPITAL ($ million)
TOTAL CURRENT RATIO
TOTAL LIABILITIES ($ million)
TOTAL DEBT RATIO (% of assets)

Consolidated Statement of Income and Other Comprehensive Income

(In thousands, except per share amounts)

Years ended December 31,	2002	2001	2000
Net sales *(notes 8 and 9)*	$ 27,361	$ 26,954	$ 27,193
Cost of sales *(note 9)*	11,598	11,561	12,068
Gross margin	15,763	15,393	15,125
Expenses:			
Sales and marketing	2,472	2,773	3,250
Research and development	285	364	568
General and administrative	2,464	2,978	2,940
Income from operations	10,542	9,278	8,367
Other income (expense):			
Dividend and interest income	6	9	39
Royalty income	450	450	452
Interest expense	(36)	(370)	(496)
Other, net	34	113	58
Income before income tax expense	10,996	9,480	8,420
Income tax expense *(note 6)*	(3,831)	(3,546)	(3,047)
Net income	$ 7,165	$ 5,934	$ 5,373
Earnings per common share (basic) *(notes 1 and 2)*	$ 1.46	$ 1.18	$ .90
Earnings per common share (diluted) *(notes 1 and 2)*	$ 1.36	$ 1.14	$ .90
Other comprehensive income—foreign currency translation net of taxes of $(244), $87, and $109	457	(170)	(200)
Total comprehensive income	$ 7,622	$ 5,764	$ 5,173

See accompanying notes to consolidated financial statements.

Management's Discussion and Analysis, continued

production tooling and equipment, test equipment, computer/communications equipment and software. At the end of 2002, UTMD's total debt ratio increased to 33% from 23% at the end of 2001 because the year-end line-of-credit balance increased by $2.5 million. The timing of borrowing about $5 million in November 2002 to complete a tender offer under which UTMD repurchased 0.5 million shares at a cost of $8.6 million was responsible for the change. UTMD had previously borrowed $9.3 million in July 1999 to complete a tender offer repurchase of 1.2 million shares and another $9.2 million in September 2000 to complete a tender offer repurchase of another 1.1 million shares. The debt incurred to finance those previous repurchases had been fully repaid in early 2002. Without additional significant share repurchases or a new acquisition, UTMD will be able to eliminate its current bank debt in 2003, yielding a total debt ratio less than 15% by the end of the year.

Results of Operations

REVENUES – Global consolidated sales increased 2% in 2002 compared to 2001. Foreign (international) sales increased ten percent, and U.S. (domestic) sales declined less than one percent.

UTMD divides its domestic sales into two primary distribution channels: "direct sales" which are sales to end user customers by UTMD's direct sales force, independent commissioned sales reps, specialty distributors and national hospital distribution companies, and "OEM sales" which are sales to other companies where products are packaged and resold as part of another company's product offerings. As a percentage of total domestic sales, 2002 direct sales represented 94% compared to 92% in both 2001 and 2000. The remaining 6% of domestic sales in 2002 were domestic OEM sales. In each of the years 2000-2002, domestic direct sales represented 74% of global consolidated sales.

International sales in 2002 were 21% of global consolidated sales compared to 19% and 20% in years 2001 and 2000, respectively. Of the 2002 foreign sales, 58% were made in Europe compared to 58% and 56% in 2001 and 2000. Ireland operations shipped 59% of foreign sales (in U.S. dollar terms) in 2002 compared to 54% in 2001 and 64% in 2000. Shipments from UTMD Ltd. (Ireland) were up 14% in Euro terms and up 21% in U.S. dollar terms compared to the prior year.

UTMD groups its sales into four product-line categories: 1) obstetrics, comprised of labor and delivery management tools for monitoring fetal and maternal well-being, for reducing risk in performing difficult delivery procedures and for improving clinician safety; 2) gynecology/electrosurgery/urology, comprised of tools for gynecological procedures associated primarily with cervical/uterine disease, including LETZ, endometrial sampling, diagnostic laparoscopy, and other MIS procedures; specialty excision and incision tools; conservative urinary incontinence therapy devices;

Management's Discussion and Analysis, continued

and urology tools; 3) neonatal care, comprised of devices that provide developmentally-friendly care to the most critically ill babies, including gaining vascular access, administering vital fluids, maintaining a neutral thermal environment, providing protection and assisting in specialized applications; and 4) blood pressure monitoring/accessories/other, comprised of specialized components for invasively monitoring blood pressure on a continuous basis with pressure transducer systems, and subcontract molded parts along with other components and products sold on an OEM basis to other companies. In these four categories, UTMD's primary revenue contributors often enjoy a dominant market share and typically have differentiated product features protected by patents.

PRODUCT LINE SALES BY SALES CHANNEL


OEM SALES
DIRECT SALES
BPM & ACC PRODUCTS
2002 sales
57% 43%
49% 51%
UNITED STATES
INTERNATIONAL
OBSTETRICS, GYNECOLOGY AND NEONATAL PRODUCTS
2002 sales
1% 99%
100%
UNITED STATES
INTERNATIONAL


30
20
10
0
00 01 02

GLOBAL SALES BY PRODUCT LINE
in millions of dollars


BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
23% 14% 19% 44%

2002 REVENUE BY PRODUCT LINE
percent of sales


6
4
2
0
00 01 02

FOREIGN SALES BY PRODUCT LINE
in millions of dollars


BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
70% 4% 15% 11%

2002 FOREIGN REVENUE BY PRODUCT LINE
percent of sales

REVENUES BY PRODUCT CATEGORY:

1. Worldwide obstetrics product sales decreased 2% and represented 44% of total sales in 2002. Obstetrics sales dollars were $11,977 in 2002 compared to $12,276 in 2001 and $12,499 in 2000. Of the $298 decline in total obstetrics sales, $222 was from lower sales of vacuum-assisted delivery systems (VADS). The lower sales resulted from increased competition, GPO restrictions and lower utilization by U.S. hospital customers. Despite hospital concern, UTMD agrees with ACOG (The American College of Obstetricians & Gynecologists) that using VADS remains the trained physician's best choice in many operative deliveries, and will continue its educational programs regarding appropriate indications and proper use of the procedure. U.S. sales of Intran® Plus, the market-leading IUP catheter, increased 1%. Cheaper priced, less clinically-effective products represent significant competition where hospital administrators are constrained by GPO contracts or may not take the total cost of care into consideration, including increased risk of complications and utilization rates. International obstetrics sales decreased from $679 in 2001 to $613 in 2002 primarily because of the loss of one European distributor to bankruptcy.

2. Consolidated global gynecology/electrosurgery/urology product sales increased 7% overall in 2002, and represented 19% of total revenues. Gyn/ES/Uro sales dollars were $5,271 in 2002 compared to $4,924 in 2001 and $4,552 in 2000. Electrosurgery product sales increased 11%, direct urology product sales increased 16%, OEM urology product sales decreased 64% and sales of gynecology tools and instruments, including the EndoCurette®, decreased 4%. International sales in this category increased 8%. A number of UTMD products in this fragmented category are patented, so sales should continue to grow as physicians learn more about their advantages.

3. Consolidated global neonatal product sales increased 1%, and represented 14% of total sales. Neonatal product sales were $3,852 in 2002 compared to $3,801 in 2001 and $3,781 in 2000. International neonatal product sales increased 10%.

4. Worldwide blood pressure monitoring and accessories (BPM) sales increased 5%, and represented 23% of total revenues. Sales of BPM and accessories products were $6,261 in 2002 compared to $5,953 in 2001 and $6,360 in 2000. The increase was led by a 15% increase in international sales of BPM products, helped by a weaker U.S. dollar. Domestic OEM sales in this category, which includes plastic molded components used in other industries affected by the weak U.S. economy, declined 8%.

Looking forward to 2003, UTMD expects better sales growth primarily as a result of mandated changes in U.S. hospital group purchasing practices that in recent years increasingly excluded smaller innovative companies from access to clinicians through high compliance contracts that bundled "physician-preference" products with unrelated commodity products. Hospitals complied in order to avoid substantial financial penalties from the larger, more diversified medical device companies. In addition, after the injunction against Tyco for its infringing intrauterine pressure catheter, UTMD expects hospitals to return to Intran Plus, the clear leader in IUPC safety and effectiveness. The combination of these factors leads UTMD to project that Intran Plus demand will lead its 2003 sales growth,

Management's Discussion and Analysis, continued

projected overall to be 5%. UTMD's patent which Tyco infringed will expire in 2005. The primary negative 2003 sales factor is the discontinuance of manufacturing the Pulsion (International OEM) PiCCO catheters, which in 2002 contributed about $404 in sales. The adoption of the PiCCO technology in the U.S. has been slower than Pulsion had projected.

GROSS PROFIT – UTMD's average 2002 gross profit margin (GPM), the surplus after costs of manufacturing, inspecting, packaging, sterilizing, and shipping products (COGS) are subtracted from net revenues, was a Company record 57.6% compared to 57.1% in 2001 and 55.6% in 2000. Royalties paid to others are also included in COGS. UTMD experienced a decline in sales of lower margin domestic OEM products, an increase in sales of higher margin domestic direct Ob/Gyn products, higher production yields, lower depreciation expense on fixed assets, and higher sales without a proportionate increase in overhead costs.

With respect to gross profits in UTMD's sales channels, OEM sales are sales of UTMD products that are marketed by other companies in conjunction with their product offerings, and are not sold under UTMD's label. UTMD utilizes "OEM sales" as a means to help maximize utilization of its capabilities established to satisfy its "direct sales" business. As a general rule, prices for "OEM product sales" expressed as a multiple of direct variable manufacturing expenses are lower than for "direct sales" because in the OEM and international channels, UTMD's business partners incur significant expenses of sales and marketing. Because of UTMD's small size and period-to-period fluctuations in OEM business activity, allocations of fixed manufacturing overheads cannot be meaningfully allocated between direct and OEM sales. Therefore, UTMD does not report GPM by sales channels.

UTMD targets an average GPM greater than or equal to 55%, which it believes is necessary to successfully support the significant operating expenses required in a highly complex and competitive marketplace. Management expects to achieve its GPM target again in 2003. Expected favorable influences include growth in sales volume without a similar increase in manufacturing overhead expenses, a larger percentage of total sales from higher margin products and a continued emphasis on reengineering products and processes to reduce costs. Expected unfavorable influences are continued competitive pressure on pricing and higher wage rates.

OPERATING PROFIT – Operating profit, or income from operations, is the surplus after operating expenses are subtracted from gross profits. Operating expenses include sales and marketing (S&M) expenses, research and development (R&D) expenses and general and administrative (G&A) expenses. Operating profit increased 14% compared to the prior year. In 2002, operating profit was $10,542, compared to $9,278 in 2001 and $8,367 in 2000. UTMD's operating profit margin (operating profits divided by total sales) was also a Company record in 2002. The 2002 operating profit margin was 38.5%, compared to 34.4% in 2001 and 30.8% in 2000. Operating expenses as a percentage of sales decreased to 19.1% in 2002, from 22.7% in 2001 and 24.9% in 2000. A major portion of the decrease in operating expenses was due to UTMD's required GAAP adoption of SFAS Statement No. 142, under which the Company recognized no goodwill amortization expense (GWA) in 2002. GWA was $569 in both 2001 and 2000. For comparison, $569 represents 2.1% of 2002 sales. Looking forward to 2003, UTMD expects to continue to improve its operating margin, primarily as a result of an increase in sales coupled with an increase in GPM without a corresponding increase in operating expenses. In 2003, UTMD plans to hold operating expenses as a percent of sales consistent with 2002.

S&M EXPENSES – S&M expenses are the costs of communicating UTMD's differences and product advantages, providing training and other customer service in support of the use of UTMD's solutions and processing orders. Because UTMD sells internationally through third party distributors, its S&M expenses are predominantly needed for U.S. business activity where it sells directly to clinical users. The largest component of S&M expenses is the cost of directly employing representatives that provide coverage across the country. U.S. GPO contract administration fees are also included in S&M expenses. Year 2002 S&M expenses decreased to $2,472 from $2,773 in 2001 and $3,250 in 2000, as UTMD continued to improve the productivity of its direct sales force. As a percent of total sales, S&M expenses were 9.0% in 2002, 10.3% in 2001 and 12.0% in 2000. Looking forward, UTMD plans higher S&M expenses during 2003 due to Group Purchasing Organization fees, increased advertising expenses and new marketing initiatives, but intends to manage S&M expenses to remain less than 10% of total sales.

R&D EXPENSES – R&D expenses include the costs of investigating clinical needs, developing innovative concepts, testing concepts for viability, validating methods of manufacture, completing regulatory documentation and other activities required for design control, responding to customer requests for product enhancements, and assisting manufacturing engineering on an ongoing basis in developing new processes or improving existing processes. Internal R&D expenses were $285 in 2002, $364 in 2001 and $568 in 2000. As a percent of sales, 2002 R&D expenses were 1.0% compared to 1.3% in 2001 and 2.1% in 2000. In 2002, the efforts of R&D aided UTMD's continued GPM improvements. In addition to new products still being developed, a number of existing products were enhanced or updated, including OptiMicro™ dissection needles, Hemo-Nate®, EndoCurette®, Deltran®, LUMIN®, GESCO® stopcocks and catheter hubs, and Intran® Plus. In 2003, UTMD will opportunistically employ R&D resources and invest R&D expenditures where management


OPERATING EXPENSES
S&M
G&A
R&D
8
7
6
5
4
3
2
1
0
00
01
02
In millions of dollars
32
28
24
20
16
12
8
4
0
00
01
02
percent of sales

Management's Discussion and Analysis, continued

anticipates it can get a significant return on its investments with future new product sales. Those expenses are again likely to be in the range of 1%-2% of 2003 sales.

G&A EXPENSES – G&A expenses include the "front office" functional costs of executive management, finance and accounting, corporate information systems, human resources, shareholder relations, legal, risk management and protection of intellectual property. In addition to employing the personnel required to coordinate or manage the preceding functions, G&A expenses include outside director costs, outside legal counsel, independent accounting audit fees, 401(k) administration, NASDAQ exchange fees, write-offs of uncollectible receivables, business insurance costs, and corporate contributions to charitable organizations. As previously noted, prior to 2002, G&A expenses also included GWA. G&A expenses were $2,464 in 2002, $2,978 in 2001 and $2,940 in 2000. As a percent of sales, G&A expenses were 9.0% in 2002, 11.0% in 2001 and 10.8% in 2000. All three years included considerable litigation expenses relating to the patent infringement lawsuit with Tyco/Kendall•LTP. Additional 2003 litigation expense will be required to respond to the Tyco/Kendall•LTP appeal. UTMD expects G&A expenses in 2003 will be about 9% of total sales

NON-OPERATING INCOME, NON-OPERATING EXPENSE AND EBT – Non-operating income includes royalties from licensing UTMD's technology to other companies, rent from leasing unutilized property to others, interest earned from investing the Company's cash, and gains or losses from the sale of assets offset by non-operating expenses like interest expenses and bank fees on the revolving line-of-credit. Non-operating income was $454 in 2002, $202 in 2001 and $53 in 2000. Royalties received were $450 in both 2002 and 2001, and $452 in 2000. Future royalties may vary depending on the success of other companies in selling products licensed by UTMD, and the remaining life of the applicable patents. Interest expense associated with the line-of-credit which reduce non-operating income was $36 in 2002, $370 in 2001 and $496 in 2000. Interest costs in 2002 were lower compared to 2001 and 2000 because the only significant borrowing occurred during the last month and a half of the year, and because interest rates were lower. Assuming interest rates remain about the same as current for the year of 2003, and no new borrowing for acquisitions or share repurchases, UTMD expects total non-operating income to be about $60 lower in 2003 than 2002. The difference is due to a projected higher average line of credit balance and less rental income.

Earnings before income taxes (EBT) result from adding UTMD's non-operating income to its operating profits. EBT were $10,996 in 2002, $9,480 in 2001 and $8,420 in 2000. EBT in 2002 increased by $1.5 million, 16% higher than in 2001, because of higher sales, record gross profit and operating profit margins combined with $252 higher non-operating income. Given the projections noted above, including 5% higher sales, improved gross and operating profit margins, offset by lower non-operating income, management is targeting about a 7% increase in 2003 EBT.

NET INCOME, EPS AND ROE – Net income is EBT minus income taxes. Net income increased 21% to $7,165 in 2002, from $5,934 in 2001 and $5,373 in 2000. The growth in net income was greater than EBT growth because UTMD's 2002 effective tax rate was lower than in 2001. The effective income tax rate in 2002 was 34.8% compared to 37.4% in 2001 and 36.2% in 2000. Year to year fluctuations in the tax rate have resulted from 1) the use of a foreign sales corporation, 2) amount of exercised employee options which result in a tax benefit to the Company, 3) differences in distribution of state income taxes, 4) differences in profits of the Ireland subsidiary which is taxed at a 10% rate on exported manufactured products, and 5) other factors such as R&D tax credits and the timing of actual versus accrued litigation expense. The most important factor in the tax rate decrease in 2002 was a tax credit from exercise of employee stock options. The Company eliminated its foreign sales corporation in 2002. Looking forward, marginal tax rates increase by 1% for EBT above $10 million. UTMD expects its 2003 income tax rate to be higher than in 2002, particularly if it receives a large damages award in the Tyco Kendall•LTP patent infringement lawsuit.

UTMD's net income expressed as a percentage of sales ranks in the top performance tier of all U.S. publicly-traded companies at 26.2%, 22.0% and 19.8% for years 2002, 2001 and 2000, respectively. This profitability performance factor is the primary driver for UTMD's return on shareholders' equity (ROE).

Earnings per share (EPS) is net income divided by the weighted average number of shares of stock outstanding (diluted to take effect for stock options awarded which have exercise prices below the period's weighted average market value). Diluted 2002 EPS were $1.36, up 20% from $1.14 in 2001. In 2000, EPS were $.90 with sales about the same as 2002. The combination of higher profitability and fewer outstanding shares have accounted for the substantial increase in EPS since 2000. UTMD management believes shareholder value is improved primarily by consistently increasing EPS. In the last five year period since 1997, UTMD has increased EPS at an annually compounded rate of 22% per year. The end of 2002 weighted average number of diluted common shares (the number used to calculate diluted EPS) were 5,263 (in thousands) compared to 5,210 shares in 2001 and 5,978 shares in 2000. Dilution for options for the year 2002 was 350 (in thousands) shares compared to 191 in 2001, and 24 in 2000. The number of unexercised options outstanding was about the same in all three years. The small increase in 2002 dilution was due to a higher share price in the stock market. Actual outstanding common shares as of December 31, 2002 were 4,443 (in thousands).


40
30
20
10
0
98
99
00
01
02
40
30
20
10
0
98
99
00
01
02

YEAR-END INSTITUTIONAL OWNERSHIP
percent of total ownership

RETURN ON EQUITY
percent

Consolidated Statement of Cash Flows

(In thousands)

Years ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 7,165	$ 5,934	$ 5,373
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	1,172	1,933	2,191
Provision for recovery of losses on accounts receivable	18	70	27
Loss on disposal of assets	—	6	1
Deferred income taxes	108	(26)	(13)
Tax benefit attributable to exercise of stock options	354	60	7
(Increase) decrease in:			
Accounts receivable	577	164	57
Accrued interest and other receivables	(316)	121	(12)
Inventories	(168)	(239)	165
Prepaid expenses and other current assets	(31)	(20)	27
Increase (decrease) in:			
Accounts payable	154	(208)	149
Accrued expenses	(377)	65	(147)
Net cash provided by operating activities	8,656	7,860	7,825
Cash flows from investing activities:			
Capital expenditures for:			
Property and equipment	(517)	(524)	(361)
Intangible assets	—	—	(250)
Proceeds from sale of property and equipment	—	—	11
Net cash used in investing activities	(517)	(524)	(600)
Cash flows from financing activities:			
Proceeds from issuance of common stock—options	1,113	316	85
Common stock purchased and retired	(11,787)	(193)	(11,598)
Common stock purchased and retired—options	(31)	—	—
Proceeds from note payable	4,956	—	8,950
Repayments of note payable	(2,501)	(7,499)	(4,884)
Net cash used in financing activities	(8,250)	(7,376)	(7,447)
Effect of exchange rate changes on cash	26	(4)	(11)
Net decrease in cash and cash equivalents	(85)	(44)	(233)
Cash at beginning of year	370	414	647
Cash at end of year	$ 285	$ 370	$ 414
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 3,568	$ 3,399	$ 3,308
Interest	$ 25	$ 370	$ 496

See accompanying notes to consolidated financial statements.

Management's Discussion and Analysis, continued

Return on shareholders' equity (ROE) is the portion of net income retained by UTMD to internally finance its growth, divided by the average accumulated shareholders' equity during the period. ROE in 2002 was 42% compared to 39% in 2001, and 34% in 2000. This ratio determines how fast the Company can afford to grow without adding external financing that would dilute shareholder interests. For example, a 20% ROE will financially support 20% growth in revenues without issuing more stock. Record profitability, higher utilization of assets, and increased financial leverage all contributed to an outstanding 2002 ROE result. In UTMD's opinion, achieving growth in revenues and EPS without diluting shareholder interests maximizes shareholders' value. Management's goal is to consistently achieve ROE in excess of 25%. UTMD's ROE has averaged 31% per year over the last 17 years. Although the accumulation of cash in the absence of share repurchases or acquisitions could reduce total asset turns, and the elimination of long-term debt would reduce financial leverage that enhances ROE, management expects to be able to achieve its ROE objective again in 2003 primarily by accomplishing another record year in profitability.

Liquidity and Capital Resources

CASH FLOWS – Cash (and equivalent) balances were $285 at the end of 2002. UTMD effectively maintains zero-balance "sweep" cash account balances that minimize the line-of-credit balance, except for operating balances needed to meet requirements in Ireland and separate physical reserves set aside for contractual commitments.

Net cash provided by operating activities, including adjustments for depreciation and other non-cash operating expenses, along with changes in working capital, totaled $8,656 in 2002 compared to $7,860 in 2001 and $7,825 in 2000. The reason that 2002 cash provided by operating activities did not increase by as much as net income was that a substantial part of the increase in income was due to lower non-cash depreciation and amortization expense, as previously noted. Net cash in 2002 was also aided by the tax benefit attributable to exercise of employee options.

For net cash used in investing activities, the Company expended $517 and $524 during 2002 and 2001, respectively, for purchases of property and equipment, comprised of normal replacement molds and other equipment to sustain manufacturing capabilities. Management believes that investing activities of $500-600 in 2003 will continue to sustain effective manufacturing capabilities and facilities in good condition. In 2000, the $600 expended for investing activities included $250 for the purchase of certain technology rights.

In 2002, UTMD received $1,113 from issuing 137,089 shares of stock upon the exercise of employee stock options and repurchased 720,953 shares of stock in the open market at a cost of $11,787. In addition, the Company received and retired 1,727 shares as the result of employees trading UTMD shares in payment for the exercise of stock options, at a cost of $31. Option exercises in 2002 were at an average price of $8.12 per share. Share repurchases in the open market were at an average cost of $16.35 per share, including commissions and costs of the tender offer. In 2001, the Company received $316 from issuing 44,500 shares of stock on the exercise of employee stock options (about $800 less than in 2002) and paid $193 to repurchase 18,500 shares (about $11,600 less than in 2002). In 2000, the Company received $85 from issuing 12,524 shares of stock on the exercise of employee stock options and paid $11,598 to repurchase 1,463,032 shares of stock in the open market. In 2000, the Company completed a tender offer for its stock similar in dollar magnitude to 2002.

During 2002, UTMD made repayments of $2,501 on its note payable, which was the remaining balance at the end of 2001, while receiving $4,956 in proceeds from the note (line of credit) to finance the new tender offer in November 2002. The Company repurchased 502,853 shares in the 2002 tender offer at a total cost of $8,603. In 2001, UTMD made loan repayments of $7,499 and received $0 in proceeds from the note. In 2000, UTMD made loan repayments of $4,884 and received $8,950 in proceeds from the note to help finance a tender offer in September 2000.

Management believes that future income from operations and effective management of working capital will provide the liquidity needed to finance growth plans and repay debt. Planned 2003 capital expenditures are expected to be in the range of $500-600 to keep facilities, equipment and tooling in good working order. In addition to the capital expenditures, UTMD plans to use cash in 2003 for selective infusions of technological, marketing or product manufacturing rights to broaden the Company's product offerings, for continued share repurchases if the price of the stock remains undervalued, and if available for a reasonable price, acquisitions that strategically fit UTMD's business and are accretive to performance. UTMD plans to use any cash not needed for the above pursuits during 2003 to eliminate the line-of-credit balance. The revolving credit line will continue to be used for liquidity when the timing of acquisitions or repurchases of stock require a large amount of cash in a short period of time.

Other Financial Measures

EBITDA – (equals EBT, plus depreciation and amortization expenses, plus interest expense) is a term used for measuring a company's ability to generate cash from its operations without regard for changes in working capital, cash consumed for fixed asset purchases, its cost of borrowing or income tax burden. UTMD's EBITDA in 2002 was $12.2 million, or 45% as a ratio of sales. UTMD's EBITDA has averaged 40% of sales over the last five years. The extraordinarily strong cash generation performance resulted from a combination of outstanding operating profit performance and royalty income from others' use of UTMD's technology. With an increase in sales of 5%,


12
9
6
3
0
98
99
00
01
02
EBITDA
In millions of dollars
10
8
6
4
2
0
98
99
00
01
02
YEAR-END SHARES
OUTSTANDING
In millions of shares

Consolidated Statement of Stockholders' Equity

Years ended December 31, 2002, 2001 and 2000

(In thousands)

	Common Stock		Additional Paid-in Capital	Cumulative Foreign Currency Translation Adjustment	Retained Earnings	Total
	Shares	Amount				
Balance, January 1, 2000	6,453	$ 64	$ —	$ (1,250)	$ 19,975	$ 18,789
Shares issued upon exercise of employee stock options for cash	13	—	85	—	—	85
Tax benefit attributable to appreciation of stock options	—	—	7	—	—	7
Common stock purchased and retired	(1,463)	(14)	(92)	—	(11,492)	(11,598)
Foreign currency translation adjustment	—	—	—	(309)	—	(309)
Net income	—	—	—	—	5,373	5,373
Balance, December 31, 2000	5,003	$ 50	$ —	$ (1,559)	$ 13,856	$ 12,347
Shares issued upon exercise of employee stock options for cash	45	—	316	—	—	316
Tax benefit attributable to appreciation of stock options	—	—	60	—	—	60
Common stock purchased and retired	(19)	—	(376)	—	183	(193)
Foreign currency translation adjustment	—	—	—	(257)	—	(257)
Net income	—	—	—	—	5,934	5,934
Balance, December 31, 2001	5,029	$ 50	$ —	$ (1,816)	$ 19,973	$ 18,207
Shares issued upon exercise of employee stock options for cash	137	1	1,112	—	—	1,113
Shares received and retired upon exercise of stock options	(2)	—	(31)	—	—	(31)
Tax benefit attributable to appreciation of stock options	—	—	354	—	—	354
Common stock purchased and retired	(721)	(7)	(1,435)	—	(10,345)	(11,787)
Foreign currency translation adjustment	—	—	—	701	—	701
Net income	—	—	—	—	7,165	7,165
Balance, December 31, 2002	4,443	$ 44	$ —	$ (1,115)	$ 16,793	$ 15,722

See accompanying notes to consolidated financial statements.

Management's Discussion and Analysis, continued

management projects performance factors will remain intact for 2003 that will allow EBITDA approaching $13 million.

Please note that EBITDA is not defined or described by Generally Accepted Accounting Principles (GAAP). As such, it is not prepared in accordance with GAAP, is not a measure of liquidity, and is not a measure of operating results. However, the components of EBITDA are prepared in accordance with GAAP, and UTMD believes that EBITDA is an important measure of the Company's operating performance and financial well-being.

Management's Outlook

In summary, in 2003 UTMD plans to

1) realize improved results from 2002 initiatives to expand sales activity;

2) continue outstanding operating performance, and set new Company records for profitability as a percent of sales;

3) sustain the patent infringement verdict and recover damages; and

4) actively look for new acquisitions to build a platform for continued growth.

The following factors provide optimism that 2003 will demonstrate better top line growth:

1) The new codes of conduct adopted by hospital group purchasing organizations (GPOs) at the direction of the U.S. Senate Judiciary Subcommittee on Antitrust, Business Rights and Competition in mid-2002 represent a "sea change" for small, innovative medical device firms that market differentiated products to hospital clinicians, if the new codes are honored by hospital members. Continuing the inquiry into the role of GPOs and monitoring compliance with the 2002 reforms remains on the top of the Subcommittee's 2003 agenda according to a February 25, 2003 joint press release from Senators Mike DeWine (R-OH) and

Management's Discussion and Analysis, continued

Herb Kohl (D-WI) in an important bipartisan effort to improve the quality and cost of healthcare.

2) UTMD recently completed formal supply agreements with two major GPOs: Premier, for UTMD's L&D specialty products; and MedAssets, for all of UTMD's specialty mother and baby products including L&D, NICU and gynecology/urology products. A number of other GPOs, perhaps spurred by the new codes of conduct or the injunction against Tyco for its infringing IUPC, have recently requested contract proposals from UTMD. This is a change from the past.

3) UTMD's electrosurgery/gynecology/urology products which have not been as constrained by hospital GPO contracts continue to gain acceptance and demonstrate good sales growth.

4) International demand should continue strong in 2003 with a continuing weaker USD, despite the loss of the Pulsion PiCCO catheter business.

5) UTMD expects some improvement in U.S. OEM activity after a soft year in 2002.

Of course, UTMD is gratified with the January 2002 jury verdict and subsequent September 2002 U.S. District Court judgment for about $23 million in damages and interest and permanent injunction of Softrans, Tyco/Kendall•LTP's infringing product. UTMD believes the Tyco/Kendall•LTP appeal will be resolved in 2003. Because of the complexity of patent law, UTMD cannot predict the outcome of the appeal. Given the uncertainty, UTMD will reserve its projection of the impact that an ultimate victory would have on its business until the case is finally closed. The appeal process does not require new discovery or new testimony by witnesses.

UTMD will continue to focus on differentiating itself, especially from commodity-oriented competitors. UTMD is small, but its employees are experienced and diligent in their work. Our passion is in providing innovative clinical solutions that will help reduce health risks for women and their babies. The Company has a defined focus, and does not seek to become big as a primary motivation. We just want to do an excellent job in meeting our customers' needs, and provide our shareholders with excellent returns. The reliability and performance of UTMD's products is high and represents significant clinical benefits as well as minimal total cost of care. Physicians do care about the well-being of their patients, but their time is limited to evaluate choices, and they have hospital administrators to deal with who often look at the initial price of a product, period. UTMD is hopeful that recent Federal congressional attention on the activities of GPOs will continue to shine a brighter light on anti-competitive practices that are not in the best interest of U.S. patients or their physicians. In the U.S., UTMD will continue to leverage its reputation as an innovator which will responsively take on challenges to work with physicians who use its products in specialty hospital areas, or outside the hospital in their office practices. Internationally, where UTMD must depend on the knowledge, focus, relationships and energy of independent distributors, management will continue to closely monitor performance and recruit needed new business partners. In 2003, UTMD expects its Ireland subsidiary, which grew its shipments in U.S. dollar terms by 21% in 2002, to continue to improve its contribution to overall performance.

In 2002, UTMD again demonstrated a high positive cash flow reflected by achieving record EBITDA performance of 45% of sales, managing working capital effectively and keeping new capital expenditures below its rate of depreciation of existing assets. UTMD's balance sheet is strong enough to finance an acquisition in 2003 through debt, which is preferred because it doesn't dilute shareholders' interest by issuing more stock. In considering acquisitions, UTMD looks to acquire successful companies that will enhance its specialist focus. When UTMD acquires a company, it probably will be for cash, and with the idea that UTMD will be able to retain key resources that helped make it successful. Because current market values seem closer to acquisition values that will allow realistic accretive results, UTMD intends to increase its acquisition search activity in 2003.

UTMD's technologies are current, and ideas often leading, but we believe in the "old-fashioned" approach of building a long-term, stable business that will achieve predictable future results allowing job security for our employees who are diligent in their work, consistent returns for our shareholders and continued reliable services for customers who depend on us. Rather than devoting limited resources to a large public relations effort promoting the Company's stock, we focus our resources on Company business.

Over the last five years, UTMD has achieved some significant accomplishments: 1) compounded EPS growth of 22% per year; 2) repurchase of 46% of the ownership of the Company (including all option exercises) for $36 million (3.9 million net shares at an average cost of $9.24 per share including commissions, other repurchase costs and the difference between option exercise price and market price for shares exercised); 3) two acquisitions costing $11.5 million which accounted for 22% of total sales in 2002; and, 4) an apparent successful effort defending the patent rights of UTMD's flagship product technology and core franchise of UTMD's market identity, plus a $23 million award.

Looking back, UTMD's EPS were up 20% in 2002, and the $19.10 ending share price was up 40% relative to the end of 2001. The NASDAQ Composite, S&P 500 Index and DJIA were all down, 32%, 23% and 17%, respectively. With 2002 EPS of $1.36, UTMD's year-end price to trailing earnings ratio (PER) was still only 14, suggesting that a combination of PER expansion closer to the market average and continued increase in EPS performance could again provide excellent shareholder returns in 2003.


40
30
20
10
0
98
99
00
01
02

EBITDA
percentage of sales

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

1. Summary of Significant Accounting Policies

ORGANIZATION – Utah Medical Products, Inc. and its wholly owned subsidiaries, principally Utah Medical Products Ltd., which operates a manufacturing facility in Ireland, and Columbia Medical, Inc. (the Company) are in the business of producing specialized devices for the healthcare industry. The Company's broad range of products includes those used in critical care areas and the labor and delivery departments of hospitals, as well as outpatient clinics and physician's offices. Products are sold in both domestic U.S. and international markets.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes it has considered and disclosed all relevant information in making its estimates that affect reported performance and current values.

PRINCIPLES OF CONSOLIDATION – The consolidated financial statements include those of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS – For purposes of the consolidated statement of cash flows, the Company considers cash on deposit and short-term investments with original maturities of three months or less to be cash and cash equivalents.

INVENTORIES – Finished products, work-in-process, and raw materials and supplies inventories are stated at the lower of cost (computed on a first-in, first-out method) or market *(see Note 2)*.

PROPERTY AND EQUIPMENT – Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line and units-of-production methods over estimated useful lives as follows:

Building and improvements	30-40 years
Furniture, equipment, and tooling	3-10 years

LONG-LIVED ASSETS – The Company evaluates its long-lived assets in accordance with FASB SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

REVENUE RECOGNITION – Revenue from product sales is generally recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. The Company also provides for the estimated cost that may be incurred for product warranties and unforeseen uncollectible accounts. The Company believes that revenue should be recognized at the time of shipment as title generally passes to the customer at the time of shipment. This policy meets the criteria of *Staff Accounting Bulletin 101* in that there is persuasive evidence of an existing contract or arrangement, delivery has occurred, the price is fixed and determinable and the collectibility is reasonably assured.

INTANGIBLE ASSETS – Costs associated with the acquisition of patents, trademarks, license rights, and non-compete agreements are capitalized and are being amortized using the straight-line method over periods ranging from 5 to 17 years.

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment approach. Other intangible assets will continue to be amortized over their estimated useful lives. Amortization of goodwill which relates to the Company's 1997 and 1998 acquisitions ceased on January 1, 2002. Goodwill amortization expense in 2001 and 2000 was (in thousands) $569.

The Company has completed its transitional and annual impairment test of goodwill required by SFAS No. 142 and no impairment was indicated.

INCOME TAXES – The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," whereby deferred taxes are computed under the asset and liability method.

EARNINGS PER SHARE – The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

The computation of earnings per common share assuming dilution is based on the weighted average number of shares outstanding during the year plus the weighted average common

Notes to Consolidated Financial Statements, continued

stock equivalents which would arise from the exercise of stock options outstanding using the treasury stock method and the average market price per share during the year.

The shares (in thousands) used in the computation of the Company's basic and diluted earnings per share are reconciled as follows:

	2002	2001	2000
Weighted average number of shares outstanding—basic	4,913	5,019	5,954
Dilutive effect of stock options	350	191	24
Weighted average number of shares outstanding, assuming dilution	5,263	5,210	5,978

TRANSLATION OF FOREIGN CURRENCIES – Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company's assets and liabilities are reflected as a separate component of stockholders' equity. A negative translation impact on stockholders' equity reflects a current relative U.S. dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted average rate of exchange (based on when transactions actually occurred) during the year.

LOANS TO RELATED PARTIES – Except as listed below or further disclosed in these notes, the Company has not made loans to related entities including employees, directors, shareholders, suppliers or customers, nor does it guarantee the debt of related entities.

CONCENTRATION OF CREDIT RISK – The primary concentration of credit risk consists of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations as reflected by its reserves.

The Company's customer base consists primarily of hospitals, medical product distributors, physician practices and others directly related to healthcare providers. Although the Company is affected by the well-being of the global healthcare industry, management does not believe significant trade receivable credit risk exists at December 31, 2002.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to a significant credit risk on cash and cash equivalent balances.

STOCK-BASED COMPENSATION – At December 31, 2002, the Company has stock-based employee compensation plans, which are described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations, and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the financial statements, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards starting in 1995 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	Years ended December 31,		
	2002	2001	2000
Net income as reported	$ 7,165	$ 5,934	$ 5,373
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(175)	(248)	(403)
Net income pro forma	$ 6,990	$ 5,686	$ 4,970
Earnings per shared:			
Basic—as reported	$ 1.46	$ 1.18	$ .90
Basic—pro forma	$ 1.42	$ 1.13	$ .83
Diluted—as reported	$ 1.36	$ 1.14	$ .90
Diluted—pro forma	$ 1.33	$ 1.09	$ .83

Notes to Consolidated Financial Statements, continued

2. Detail of Certain Balance Sheet Accounts

	December 31,	
	2002	2001
Accounts receivable (in thousands):		
Receivables	$ 3,252	$ 3,726
Accrued interest and other	8	9
Less allowance for doubtful accounts	(167)	(150)
	$ 3,093	$ 3,585
Inventories (in thousands):		
Finished products	$ 1,236	$ 1,142
Work-in-process	907	835
Raw materials	1,335	1,271
	$ 3,478	$ 3,248
Other assets (in thousands):		
Goodwill	$ 8,533	$ 8,533
Patents	1,893	1,893
License rights	293	293
Trademarks	224	224
Non-compete agreements	175	175
	11,118	11,118
Accumulated amortization	(4,378)	(4,296)
	$ 6,740	$ 6,822
Accrued expenses (in thousands):		
Payroll and payroll taxes	$ 1,019	$ 1,021
Reserve for litigation costs	125	538
Other	544	458
	$ 1,688	$ 2,017

The following table reflects a comparison of net income and net income per share for each of the three years ended December 31, adjusted to give effect to the adoption of SFAS 142 (in thousands, except per share amounts):

	2002	2001	2000
Reported net income	$ 7,165	$ 5,934	$ 5,373
Add-back goodwill amortization, net of taxes	—	484	488
Adjusted net income	$ 7,165	$ 6,418	$ 5,861
Reported earnings per share—basic	$ 1.46	$ 1.18	$ .90
Add-back goodwill amortization	—	.10	.08
Adjusted earnings per share—basic	$ 1.46	$ 1.28	$ .98
Reported earnings per share—diluted	$ 1.36	$ 1.14	$ .90
Add-back goodwill amortization	—	.09	.08
Adjusted net income per share—diluted	$ 1.36	$ 1.23	$ .98

The changes in the carrying amount of goodwill during the year ended December 31, 2002 are as follows (in thousands):

Balance as of December 31, 2001	$ 8,533
Goodwill acquired during the year	—
Adjustments to goodwill	—
Balance as of December 31, 2002	$ 8,533

3. Property and Equipment

Property and equipment consists of the following (in thousands):

	2002	2001
Land	$ 980	$ 927
Buildings and improvements	7,816	7,199
Furniture, equipment, and tooling	14,113	13,683
Construction-in-progress	190	202
	23,099	22,011
Accumulated depreciation and amortization	(14,209)	(13,134)
	$ 8,890	$ 8,877

Included in the Company's consolidated balance sheet are the assets of its manufacturing facilities in Utah, Oregon and Ireland. Property and equipment, by location are as follows (in thousands):

	December 31, 2002			
	Utah	Oregon	Ireland	Total
Land	$ 621	$ —	$ 359	$ 980
Building and improvements	3,931	32	3,853	7,816
Furniture, equipment, and tooling	12,111	1,244	758	14,113
Construction-in-progress	190	—	—	190
Total	16,853	1,276	4,970	23,099
Accumulated depreciation and amortization	(11,862)	(1,256)	(1,091)	(14,209)
Property and equipment, net	$ 4,991	$ 20	$ 3,879	$ 8,890

Notes to Consolidated Financial Statements, continued

	December 31, 2001			
	Utah	Oregon	Ireland	Total
Land	$ 621	$ —	$ 306	$ 927
Building and improvements	3,900	32	3,267	7,199
Furniture, equipment, and tooling	11,793	1,251	639	13,683
Construction-in-progress	202	—	—	202
Total	16,516	1,283	4,212	22,011
Accumulated depreciation and amortization	(11,200)	(1,136)	(798)	(13,134)
Property and equipment, net	$ 5,316	$ 147	$ 3,414	$ 8,877

4. Note Payable

The Company has an unsecured bank line-of-credit agreement, which allows the Company to borrow up to a fixed maximum amount (in thousands) of $15,000 at an interest rate equal to either the bank's LIBOR rate plus 1.25%, the bank's prime rate less 1.00%, or a daily rate based on LIBOR plus 1.35%. The line-of-credit-balance matures on May 31, 2004 and has an outstanding balance of (in thousands) $4,956 at December 31, 2002. The principal financial loan covenants are a restriction on the total amount available for borrowing to 1.25 times the last twelve months' EBITDA, which as of December 31, 2002 was equal to (in thousands) $12,204, and a requirement to maintain a net worth in excess of $10 million, which at the end of 2002 was (in thousands) $15,722.

As of December 31, 2001, the Company had an unsecured bank line-of-credit agreement, which allowed the Company to borrow up to a fixed maximum amount (in thousands) of $14,500 at an interest rate equal to the bank's LIBOR rate plus 1.35% or the bank's prime rate. The balance on the line-of-credit as of December 31, 2001 was (in thousands) $2,501.

5. Commitments and Contingencies

OPERATING LEASES – The Company has a lease agreement for land adjoining the Company's Utah facility for a term of forty years commencing on September 1, 1991. On September 1, 2001 and subsequent to each fifth lease year, the basic rental was and will be adjusted for published changes in a price index. The Company also leases its CMI building in Oregon under a short-term noncancelable operating lease. Rent expense charged to operations under these operating lease agreements was approximately (in thousands) $104, $101, and $98 for the years ended December 31, 2002, 2001 and 2000, respectively.

Future minimum lease payments under its lease obligations as of December 31, 2002 were as follows (in thousands):

Years ending December 31:	Amount
2003	$ 37
2004	37
2005	37
2006	37
2007	37
Thereafter	883
Total future minimum lease payments	$ 1,068

PRODUCT LIABILITY – The Company is self-insured for product liability risk. "Product liability" is an insurance industry term for the cost of legal defense and possible eventual damages awarded as a result of use of a company's product during a procedure that results in an injury of a patient. The Company maintains a reserve for product liability litigation and damages consistent with its previous long-term experience. Actual product liability litigation costs and damages during the last three reporting years have been immaterial which is consistent with the Company's overall history.

The Company absorbs the costs of clinical training, troubleshooting and product warranties in its on-going operating expenses.

LITIGATION – The Company has been involved in lawsuits, which are an expected consequence of its operations, and in the ordinary course of business. The Company believes that pending litigation will not have a material adverse effect on its financial condition or results of operations.

IRISH DEVELOPMENT AGENCY – In order to satisfy requirements of the Irish Development Agency in assisting the start-up of its Ireland subsidiary, the Company agreed to invest certain amounts and maintain a certain capital structure in its Ireland subsidiary. The effect of these financial relationships and commitments are reflected in the consolidated financial statements and do not represent any significant credit risk that would affect future liquidity.

Notes to Consolidated Financial Statements, continued

6. Income Taxes

Deferred tax assets (liabilities) consist of the following temporary differences (in thousands):

	December 31,			
	2002		2001	
	Current	Long-term	Current	Long-term
Inventory write-downs and differences due to UNICAP	$ 178	$ —	$ 184	$ —
Allowance for doubtful accounts	57	—	51	—
Accrued liabilities and reserves	164	—	264	—
Other	—	—	16	183
Depreciation and amortization	—	162	—	(60)
Earnings from subsidiary	—	(552)	—	(513)
Deferred income taxes, net	$ 399	$ (390)	$ 515	$ (390)

The components of income tax expense are as follows (in thousands):

	Years ended December 31,		
	2002	2001	2000
Current	$ 3,715	$ 3,520	$ 3,039
Deferred	116	26	8
Total	$ 3,831	$ 3,546	$ 3,047

Income tax expense differed from amounts computed by applying the statutory federal rate to pretax income as follows (in thousands):

	Years ended December 31,		
	2002	2001	2000
Federal income tax expense at the statutory rate	$ 3,738	$ 3,062	$ 2,863
State income taxes	482	474	436
ETI, foreign sales corporation, and tax credits	(182)	(60)	(79)
Other	(207)	70	(173)
Total	$ 3,831	$ 3,546	$ 3,047

7. Options

The Company has stock option plans, which authorize the grant of stock options to eligible employees, directors, and other individuals to purchase up to an aggregate of 2,800,000 shares of common stock, of which 988,315 are outstanding as of December 31, 2002. All options granted under the plans are granted at current market value at date of grant, and may be exercised between six months and ten years following the date of grant. The plans are intended to advance the interest of the Company by attracting and ensuring retention of competent directors, employees, and executive personnel, and to provide incentives to those individuals to devote their utmost efforts to the advancement of the Company.

Changes in stock options were as follows:

	Shares	Price Range Per Share
2002		
Granted	74,100	$ 14.60 – $ 15.01
Expired or canceled	31,574	6.50 – 15.01
Exercised	137,089	6.50 – 14.25
Total outstanding at December 31	988,315	6.50 – 15.01
Total exercisable at December 31	870,414	6.50 – 14.25
2001		
Granted	81,400	$ 9.13 – $ 12.00
Expired or canceled	28,855	6.50 – 14.25
Exercised	44,500	6.50 – 11.50
Total outstanding at December 31	1,082,878	6.50 – 14.25
Total exercisable at December 31	912,185	6.50 – 14.25
2000		
Granted	96,200	$ 6.63 – $ 7.75
Expired or canceled	107,500	6.50 – 14.25
Exercised	12,524	6.50 – 7.75
Total outstanding at December 31	1,074,833	6.50 – 14.25
Total exercisable at December 31	821,462	6.50 – 14.25

For the years ended December 31, 2002, 2001 and 2000, the Company reduced current income taxes payable and increased additional paid-in capital by (in thousands) $354, $60 and $7, respectively, for the income tax benefit attributable to sale by optionees of common stock received upon the exercise of stock options.

STOCK-BASED COMPENSATION – The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," as described in Note 1.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,		
	2002	2001	2000
Expected dividend yield	$ —	$ —	$ —
Expected stock price volatility	41.7%	44.6%	45.9%
Risk-free interest rate (weighted average)	4.3%	4.9%	6.6%
Expected life of options	5.2 years	5.0 years	4.5 years

Notes to Consolidated Financial Statements, *continued*

The per-share weighted average fair value of options granted during 2002, 2001 and 2000 is $6.52, $4.27 and $3.09, respectively.

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.50 - 8.00	498,495	4.66	$ 6.94	474,029	$ 6.95
9.125 - 15.01	489,820	4.22	11.90	396,385	11.64
$ 6.50 - 15.01	988,315	4.44	$ 9.40	870,414	$ 9.09

8. Geographic Sales Information

The Company had sales in the following geographic areas (in thousands):

Year	United States	Europe	Other
2002	$ 21,626	$ 3,337	$ 2,398
2001	$ 21,752	$ 3,012	$ 2,190
2000	$ 21,768	$ 3,043	$ 2,382

9. Product Sale and Purchase Commitments

The Company has license agreements for the rights to develop and market certain products or technologies owned by unrelated parties. The confidential terms of such agreements are unique and varied, depending on many factors relating to the value and stage of development of the technology licensed. Royalties on future product sales are a normal component of such agreements and are included in the Company's cost of goods sold on an ongoing basis.

The Company has in the past received and continues to receive royalties as a result of license agreements with unrelated companies that allow exclusive or nonexclusive rights to the Company's technology.

10. Employee Benefit Plan

The Company has a contributory 401(k) savings plan for employees, who are at least 21 years of age, work 30 hours or more each week, and have a minimum of one year of service with the Company. The Company's contribution is determined annually by the Board of Directors. Company contributions were approximately (in thousands) $94, $85 and $87 for the years ended December 31, 2002, 2001 and 2000, respectively.

11. Fair Value Financial Instruments

None of the Company's financial instruments, which are current assets and liabilities that could be readily traded, are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2002 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying consolidated balance sheet.

12. Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements no. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement requires the classification of gains or losses from the extinguishments of debt to meet the criteria of APB Opinion No. 30 "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" before they can be classified as extraordinary in the income statement. As a result, companies that use debt extinguishment as part of their risk management cannot classify the gain or loss from that extinguishment as extraordinary. The statement also requires sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The Company does not expect the adoption of SFAS 145 to have a material impact on its financial position or future operations.

In June 2002, the Financial Accounting Standards Board issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard, which is effective for exit or disposal activities initiated after December 31, 2002, provides new guidance on the recognition, measurement and reporting of costs associated with these activities. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date the company commits to an exit or disposal plan. The adoption of SFAS No. 146 by the Company is not expected to have a material impact on the Company's financial position or future operations.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," which is effective for all fiscal years ending after December 15, 2002. SFAS No. 148 provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation under SFAS No. 123 from intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25. SFAS 148 also changes the disclosure requirement of SFAS 123, requiring a more prominent disclosure of the pro-forma effect of the fair value based method of accounting for stock-based compensation. The adoption of SFAS No. 148 by the Company did not have any impact on the Company's financial position or operations for the year ended December 31, 2002 and is not expected to have any impact on future operations.

Independent Auditors' Report

To the Board of Directors and Stockholders
of Utah Medical Products, Inc.

We have audited the consolidated balance sheet of Utah Medical Products, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income and other comprehensive income, stockholders' equity, and cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Utah Medical Products, Inc. as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.



Salt Lake City, Utah
January 21, 2003

Forward-looking Information

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by, and information currently available to management. When used in this document, the words "anticipate," "believe," "project," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company respecting future events and are subject to certain risks, uncertainties, and assumptions, including the risks and uncertainties noted below and throughout this document. Although the Company has attempted to identify important factors that could cause the actual results to differ materially, there may be other factors that cause the forward statement not to come true as anticipated, believed, projected, expected, or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, projected, estimated, expected, or intended.

General risk factors that may impact the Company's revenues include the market acceptance of competitive products, obsolescence caused by new technologies, the possible introduction by competitors of new products that claim to have many of the advantages of UTMD's products at lower prices, the timing and market acceptance of UTMD's own new product introductions, UTMD's ability to efficiently manufacture its products, including the reliability of suppliers, success in gaining access to important global distribution channels, marketing success of UTMD's distribution and sales partners, budgetary constraints, the timing of regulatory approvals for newly introduced products, third party reimbursement, access to U.S. hospital customers, as that access continues to be constrained by group purchasing decisions, and other factors set forth in the Company's Securities and Exchange Commission filings, including UTMD's 10-K for the year ended December 31, 2002.

Risk factors, in addition to the risks outlined in the previous paragraph that may impact the Company's assets and liabilities, as well as cash flows, include risks inherent to companies manufacturing products used in healthcare including claims resulting from the improper use of devices and other product liability claims, defense of the Company's intellectual property, productive use of assets in generating revenues, management of working capital including inventory levels required to meet delivery commitments at a minimum cost, and timely collection of accounts receivable.

Additional risk factors that may affect non-operating income include the uncertainty of UTMD ultimately prevailing and receiving the damages awarded it in its patent infringement action against Tyco, the continuing viability of the Company's technology license agreements, actual cash and investment balances, asset dispositions, and acquisition activities that may require external funding.

Corporate Information

Board of Directors

Kevin L. Cornwell
Chairman and CEO

Stephen W. Bennett, M.D., Dr. P.H.
Retired Senior Health Care Analyst
G. T. Management Ltd.

Ernst G. Hoyer
General Manager
Petersen Precision Engineering Co.

Barbara A. Payne, Ph.D.
Consultant

Paul O. Richins
Chief Administrative Officer

Officers

Kevin L. Cornwell
President and Secretary

Paul O. Richins
Vice President and
Chief Administrative Officer

Greg A. LeClaire
Chief Financial Officer

Ben Shirley
Vice President,
Research and Development

Investor Information

CORPORATE HEADQUARTERS

Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047

FOREIGN OPERATIONS

Utah Medical Products Ltd.
Garrycastle Industrial Estate
Athlone, County Westmeath
Ireland

U.S. SUBSIDIARY

Columbia Medical, Inc.
Redmond, Oregon

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Street
Cranford, New Jersey 07016

AUDITORS

Tanner + Co.
Salt Lake City, Utah

Russell Brennan Keane
Athlone, Ireland

CORPORATE COUNSEL

Kruse, Landa, Maycock & Ricks, L.L.C.
Salt Lake City, Utah

Arthur Cox, Solicitors
Dublin, Ireland

Corporate Stock


UTMD
NASDAQ
LISTED

The Company's common stock trades on the Nasdaq Stock Market (symbol: UTMD). The following table sets forth the high and low sales price information as reported by Nasdaq for the periods indicated.

	2002		2001	
	High	Low	High	Low
First Quarter	16.36	12.51	10.50	7.03
Second Quarter	16.35	14.90	12.40	8.80
Third Quarter	17.04	13.48	14.00	9.40
Fourth Quarter	20.07	16.55	13.64	9.80

For shareholder information contact:
Paul Richins, (801) 566-1200

Website: www.utahmed.com

e-mail: info@utahmed.com



Utah Medical Products, Inc.
7043 South 300 West
Midvale Utah 84047
www.utahmed.com
e-mail: info@utahmed.com